================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
              Rule 13E-3 Transaction Statement Under Section 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)
                            ------------------------
                                  MEDPLUS, INC.
                              (Name of the Issuer)
                            ------------------------
                         QUEST DIAGNOSTICS INCORPORATED
                              Q-M MERGER SUB, INC.
                       (Names of Persons Filing Statement)
                            ------------------------
                           Common Stock, no par value
                         (Title of Class of Securities)
                            ------------------------
                                   585 04P 103
                      (CUSIP Number of Class of Securities)

 Leo C. Farrenkopf, Jr., Esq.                    Leo C. Farrenkopf, Jr., Esq.
Quest Diagnostics Incorporated                       Q-M Merger Sub, Inc.
      One Malcolm Avenue                      c/o Quest Diagnostics Incorporated
  Teterboro, New Jersey 07608                         One Malcolm Avenue
        (201) 393-5289                           Teterboro, New Jersey 07608
                                                        (201) 393-5289
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Persons Filing Statement)
                            ------------------------
                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
This statement is filed in connection with (check the appropriate box):

 a.  [X]        The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2),
                Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101), or Rule
                13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of
                1934 (the "Act").

 b.  [ ]        The filing of a registration statement under the Securities Act of 1933.

 c.  [ ]        A tender offer.

 d.  [ ]        None of the above.
                Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
                Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]


                            Calculation of Filing Fee

================================================================================
    Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------------------------------------
       $17,613,199                                            $3,522.64
================================================================================

[X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* Based upon 6,264,302 shares of common stock and 2,371,815 shares of preferred stock of MedPlus outstanding (excluding shares of common stock of MedPlus already owned by Quest Diagnostics) being purchased in connection with the merger for $2.00 per share, and 1,002,839 MedPlus warrants being purchased at the spread of $.34 per warrant.


** Pursuant to Rule 0-11(b), the filing fee was determined at 1/50 of 1% of $17,613,199, the value of outstanding securities of MedPlus (excluding securities already owned by Quest Diagnostics) being purchased in connection with the merger.


Amount Previously Paid:     $5,273.54                                       Filing Party:     MedPlus, Inc.
Form or Registration No.:   Preliminary Proxy Statement on Schedule 14A     Date Filed:       May 21, 2001


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

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

                  This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Q-M Merger Sub, Inc., an Ohio corporation ("Merger Sub" and, together with Quest Diagnostics, the "Filing Persons"), in connection with the Agreement and Plan of Merger, dated as of April 25, 2001, as amended by a letter agreement, dated September 17, 2001 (the "Merger Agreement"), by and among MedPlus, Inc., an Ohio corporation ("MedPlus"), Quest Diagnostics and Merger Sub, which provides, among other things, for the merger (the "Merger") of Merger Sub with and into MedPlus. The filing of this Schedule 13E-3 does not constitute an admission by either Filing Person that it or any of its affiliates is an affiliate of MedPlus for purposes of Rule 13e-3 under the Act.

                  Concurrently with the filing of this Schedule 13E-3, MedPlus is filing with the Securities and Exchange Commission ("SEC") a definitive proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Section 14(a) and Regulation 14A of the Act, relating to the annual meeting of shareholders of MedPlus at which shareholders of MedPlus will consider and vote upon a proposal to adopt and approve the Merger Agreement and approve the Merger.

                  The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-reference sheet which follows shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3.

Item 1.           Summary Term Sheet.

Regulation M-A
Item 1001

                  The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.           Subject Company Information.

Regulation M-A
Item 1002

(a) The name of the Subject Company is MedPlus, Inc. The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "The Companies -- MedPlus" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "The Annual Meeting -- Record Date, Voting Rights and Votes Required" is incorporated herein by reference.

(c)-(d) The information set forth in the Proxy Statement under the caption "Selected Historical Financial Information" is incorporated herein by reference.

(e)               Not applicable.

(f) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

Item 3.           Identity and Background of the Filing Persons.

Regulation M-A
Item 1003 (a) through (c)

(a) The information set forth in the Proxy Statement under the captions "Summary-- The Companies", "The Companies-- Quest Diagnostics" and "The Companies-- Q-M Merger Sub" is incorporated herein by reference. Merger Sub is a wholly owned subsidiary of Quest Diagnostics. The information concerning the directors of Quest Diagnostics set forth in the Quest Diagnostics definitive proxy statement on Schedule 14A dated April 12, 2001 (the "Quest Diagnostics Proxy Statement") under the caption "Election of Directors" is incorporated herein by reference. Information concerning the executive officers of Quest Diagnostics set forth in the Quest Diagnostics annual report on Form 10-K for the year ended December 31, 2000 (the "Quest Diagnostics Annual Report") under the caption "Directors and Executive Officers of the Registrant" is incorporated herein by reference. Messrs. Surya Mohapatra and Robert Hagemann are the directors of Merger Sub. The executive officers of Merger Sub are Messrs. Surya Mohapatra and Robert Hagemann. Information concerning such directors and executive officers set forth in the Quest Diagnostics Annual Report under the caption "Directors and Executive Officers of the Registrant" is incorporated herein by reference. The address of each of Quest Diagnostics and Merger Sub and, unless otherwise provided in Item 3 (c) below, each of the directors and executive officers of Quest Diagnostics and Merger Sub is, c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, New Jersey 07608. The filing of this Schedule 13E-3 does not constitute an admission by either Filing Person or any of its affiliates that it is an affiliate of MedPlus for purposes of Rule 13e-3 under the Act.

(b) The information set forth in the Proxy Statement under the captions "Summary -- The Companies", "The Companies -- Quest Diagnostics" and "The Companies -- Q-M Merger Sub" is incorporated herein by reference.

                  Neither Filing Person (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) (1)-(5)       The information concerning the directors and executive
                  officers of Quest Diagnostics and Merger Sub is set forth below. Unless otherwise indicated, the principal business address of each of the directors and officers of Quest
                  Diagnostics is c/o Quest Diagnostics Incorporated, One Malcolm
                  Avenue, Teterboro, New Jersey 07608. To the best of the Filing
                  Persons' knowledge, none of the directors or executive officers of Quest Diagnostics (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of Quest Diagnostics is a citizen of the United States.

                  Messrs. Surya Mohapatra and Robert Hagemann are the directors of Merger Sub. The executive officers of Merger Sub are Messrs. Surya Mohapatra and Robert Hagemann. Unless otherwise indicated below, the principal business address of each of the directors and officers of Merger Sub is c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, New Jersey 07608. To the best of the Filing Persons' knowledge, none of the directors or officers of Merger Sub has been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of Merger Sub is a citizen of the United States.

Name Current Principal Occupation or Employment and Material Positions held during the past Five Years

Kenneth D. Brody                    KENNETH D. BRODY is the founding partner of
Director of Quest Diagnostics       Winslow Partners LLC, a Washington, D.C.
                                    private investment firm with an address at 1300 Connecticut Ave N.W., 8th Floor,
                                    Washington, DC 20036. He is also the
                                    co-founder and principal of Taconic Capital
                                    Advisors, an investment adviser firm with an address at 375 Park Avenue, Suite 1904, New
                                    York, NY 10152. From 1993 to early 1996, he was the chairman and president of the Export-Import Bank of the United States, a position to which he was appointed by President Clinton. From 1971 to 1991, Mr.
                                    Brody was with

                                    Goldman, Sachs & Co., where he was a partner and member of the management committee. Mr. Brody is a director of Federal Realty Investment Trust. Mr. Brody has been a director of Quest Diagnostics since January 1997. Mr. Brody's principal business address is c/o Winslow Partners LLC, 1300 Connecticut Ave N.W., 8th Floor, Washington, DC 20036.

William F. Buehler                  WILLIAM F. BUEHLER recently retired as Vice
Director of Quest Diagnostics       Chairman of Xerox Corporation, 800 Long
                                    Ridge Road, Stamford CT 06904, which he
                                    joined in 1991. Prior to joining Xerox, Mr.
                                    Buehler spent 27 years with AT&T, primarily in sales, marketing and general management positions. Mr. Buehler is a director of A.O.
                                    Smith. Mr. Buehler has been a director of Quest Diagnostics since July 1998.

Van C. Campbell                     VAN C. CAMPBELL retired in 1999 as Vice
Director of Quest Diagnostics       Chairman of Corning Incorporated, which he
                                    joined in 1965. Corning Incorporated's
                                    executive office is located at One
                                    Riverfront Plaza, Corning, New York, NY
                                    14831. He was elected treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer Products Division in 1981. Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning Life Sciences Inc. He is a director of Armstrong World Industries, Inc. Mr. Campbell has been a director of Quest Diagnostics since January 1991.

Mary Cirillo                        MARY A. CIRILLO is Chairman of OPCENTER,
Director of Quest Diagnostics       which provides help desk and network
                                    operations services. OPCENTER address is 660
                                    Madison Avenue 14th Floor, New York, NY
                                    10021. She is Chairman of Contentprose LLC, which provides support for website content development and maintenance. Contentprose
                                    LLC's address is 54 Broad Street 2nd Floor
                                    Red Bank, NJ 07701. She was Chief Executive
                                    Officer of Global Institutional Services of
                                    Deutsche Bank, 130 Liberty Street, New York,
                                    NY 10006, from July 1999 until February
                                    2000. Previously, she served as Executive
                                    Vice President and Managing Director of
                                    Bankers Trust Company (which was acquired by
                                    Deutsche Bank), which she joined in 1997.
                                    From 1977 to 1997, she was with Citibank, N.A., 399 Park Avenue, New York, New York
                                    10043, most recently serving as Senior Vice
                                    President. From April 1994 until she joined
                                    Bankers Trust Company, Ms. Cirillo was
                                    responsible for Citibank's Global
                                    Relationship Banking

                                    Operations and Technology Group, which
                                    supported the infrastructure and information technology needs of the North America, Europe and Japan global markets. Ms. Cirillo previously served as the Senior Corporate Officer for Citicorp's Business Evaluation and Corporate Re-engineering Unit. Ms. Cirillo is a director of Cisco Systems, Inc. Ms. Cirillo has been a director of Quest Diagnostics since April 1997. Ms. Cirillo's principal business address is c/o OPCENTER, 660 Madison Avenue 14th Floor, New York, NY 10021.

Kenneth W. Freeman                  KENNETH W. FREEMAN is Chairman of the Board
Director and Chairman of the Board  and Chief Executive Officer of Quest
and CEO of Quest Diagnostics        Diagnostics.  Mr. Freeman joined Quest
                                    Diagnostics in May 1995 as President and
                                    Chief Executive Officer, was elected a
                                    director in July 1995 and was elected
                                    Chairman of the Board in December 1996.
                                    Prior to 1995, he served in a variety of financial and managerial positions at
                                    Corning Incorporated, which he joined in 1972. He was elected Controller and a Vice
                                    President of Corning in 1985, Senior Vice
                                    President in 1987, and General Manager of the Science Products Division in 1989. He was appointed President and Chief Executive
                                    Officer of Corning Asahi Video Products
                                    Company in 1990. In 1993, he was elected
                                    Executive Vice President of Corning. Mr.
                                    Freeman is a director of MedPlus, Inc. and TRW Inc.

William R. Grant                    WILLIAM R. GRANT has been Chairman of Galen
Director of Quest Diagnostics       Associates, a New York investment firm,
                                    since 1989. Galen Associates' address is 610
                                    Fifth Avenue, New York, NY 10020. From 1987 to 1989 he was Chairman of New York Life
                                    International and from 1979 to 1987 of
                                    MacKay-Shields Financial Corp. He is also a former director and Vice-Chairman of
                                    SmithKline Beecham plc, and is currently a director of Allergan, Inc., Massey Energy
                                    Co., MiniMed, Inc., Ocular Sciences and
                                    Vasogen Inc. He has been a director of Quest
                                    Diagnostics since August 1999. His principal business address is Galen Associates, 610
                                    Fifth Avenue, New York, NY 10020.

Dan C. Stanzione                    DAN C. STANZIONE is President Emeritus of
Director of Quest Diagnostics       Bell Laboratories at Lucent Technologies
                                    Incorporated, 600 Mountain Avenue, Murray
                                    Hill, New Jersey, NJ 07974. Dr. Stanzione began his career in 1972 with Bell Labs, where he led the teams working on the first microprocessors and digital signal processors. He was appointed president of Network Systems, Lucent's largest business unit, in 1996 and was appointed Chief
                                    Operating Officer of Lucent in 1997. Dr.

                                    Stanzione is a director of Avaya Inc. Dr.
                                    Stanzione has been a director of Quest
                                    Diagnostics since January 1997.

Gail R. Wilensky                    GAIL R. WILENSKY is the John M. Olin Senior
Director of Quest Diagnostics       Fellow at Project HOPE, an
                                    international non-profit health foundation, which she joined in 1993. The address of Project HOPE is Suite 600, 7500 Old
                                    Georgetown Road, Bethesda, MD 20814-6133.
                                    She is currently the chair of the Medicare
                                    Payment Advisory Commission, 1730 K Street
                                    NW, Suite 800, Washington, DC 20006, which advises Congress on all issues relating to Medicare. From 1995 to 1997 she chaired the Physician Payment Review Commission, which advised Congress on physician payment and other Medicare issues. In 1992 and 1993, Dr.
                                    Wilensky served as a deputy assistant to President Clinton for policy development relating to health and welfare issues. From
                                    1990 to 1992, she was the administrator of the Health Care Financing Administration where she directed the Medicare and Medicaid programs. Dr. Wilensky is a director of Advanced Tissue Sciences Inc., Gentiva
                                    Health Services, Inc., Manor Care Inc.,
                                    Syncor Corporation and United Healthcare
                                    Corporation Unitedhealth Group Center. Dr.
                                    Wilensky has been a director of Quest
                                    Diagnostics since January 1997. Dr.
                                    Wilensky's principal business address is c/o
                                    Project HOPE, Suite 600, 7500 Old Georgetown
                                    Road, Bethesda, MD 20814-6133.

John B. Ziegler                     JOHN B. ZIEGLER is the President, Worldwide
Director of Quest Diagnostics       Consumer Healthcare, of GlaxoSmithKline (the
                                    parent of SmithKline Beecham plc), One
                                    Franklin Plaza, Philadelphia, PA 19102. Mr.
                                    Ziegler joined SmithKline Beecham in 1991 as the head of SB Consumer Healthcare-North
                                    American Division. He became Executive Vice
                                    President of SmithKline Beecham in 1996 and assumed his current responsibilities in
                                    1998. He has been a director of Quest
                                    Diagnostics since May 2000. His principal business address is c/o Worldwide Consumer
                                    Healthcare, GlaxoSmithKline, One Franklin
                                    Plaza, Philadelphia, PA 19102.

Surya N. Mohapatra                  SURYA N. MOHAPATRA, Ph.D. is President and
President and Chief Operating       Chief Operating Officer of Quest
Officer of Quest Diagnostics;       Diagnostics. Prior to joining Quest
Director and Executive Officer      Diagnostics in February 1999 as Senior Vice
of Merger Sub                       President and Chief Operating Officer, he
                                    was Senior Vice President of Picker
                                    International, 595 Miner Road, Cleveland, OH
                                    44143, a worldwide leader in advanced
                                    medical imaging technologies, where he
                                    served in various executive positions during his 18-year tenure.


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


Richard L. Bevan                    RICHARD L. BEVAN is Corporate Vice President
Corporate Vice President for Human  for Human Resources of Quest Diagnostics.
Resources of Quest Diagnostics      From 1982 until August 1999, Mr. Bevan
                                    served in a variety of human resources
                                    positions for SmithKline Beecham's
                                    pharmaceutical and clinical laboratory
                                    businesses, most recently serving as Vice
                                    President and Director of Human
                                    Resources-Operations for SmithKline Beecham
                                    Clinical Laboratories, One Franklin Plaza,
                                    200 North Street, Philadelphia PA 19102. Mr.
                                    Bevan was appointed Corporate Vice President for Human Resource Strategy and Development in August 1999, and to his present position in January 2001.

Julie A. Clarkson                   JULIE A. CLARKSON is Corporate Vice
Corporate Vice President for        President for Communications and Public
Communications and Public Affairs   Affairs of Quest Diagnostics.  Ms. Clarkson
of Quest Diagnostics                has overall responsibility for internal and
                                    external communications and government
                                    affairs. Ms. Clarkson has more than 12 years of experience in sales and operations with Quest Diagnostics, most recently serving as Vice President for Business Development in
                                    Europe. She assumed her current
                                    responsibilities in August 1999.

Kenneth R. Finnegan                 KENNETH R. FINNEGAN is Corporate Vice
Corporate Vice President for        President for Business Development of Quest
Business Development of Quest       Diagnostics. Mr. Finnegan has overall
Diagnostics                         responsibility for business development
                                    activities, including strategy development, acquisitions and investments. Mr. Finnegan joined Quest Diagnostics in July 1997 as
                                    Vice President and Treasurer and assumed his current responsibilities in July 2000. Prior to joining Quest Diagnostics, Mr. Finnegan served as Assistant Treasurer at General
                                    Signal Corporation, One High Ridge Park,
                                    Stamford, Connecticut 06905.

Robert A. Hagemann                  ROBERT A. HAGEMANN is Corporate Vice
Corporate Vice President and        President and Chief Financial Officer of
Chief Financial Officer of Quest    Quest Diagnostics. He joined Corning Life
Diagnostics; Director and           Sciences, Inc., in 1992, where he held a
Executive Officer of Merger Sub     variety of senior financial positions before
                                    being named Vice President and Corporate
                                    Controller of Quest Diagnostics in 1996.
                                    Prior to joining Quest Diagnostics, Mr.
                                    Hagemann was employed by Prime Hospitality, Inc. and Crompton & Knowles, Inc. in senior financial positions. He was also previously associated with Ernst & Young. Mr. Hagemann assumed his present responsibilities in
                                    August 1998.

Gerald C. Marrone                   GERALD C. MARRONE is Senior Vice President,
Senior Vice President,              Administration and Chief Information Officer
Administration and Chief            of Quest Diagnostics. Prior to joining Quest
Information Officer of Quest        Diagnostics in November 1997 as Chief


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


Diagnostics                         Information Officer, Mr. Marrone was with
                                    Citibank, N.A., 111 Wall Street, New York,
                                    New York 10005, for 12 years. During his tenure he was most recently Vice President, Division Executive for Citibank's Global
                                    Production Support Division. While at
                                    Citibank, he was also the Chief Information
                                    Officer of Citibank's Global Cash Management business. Prior to joining Citibank, he was the Chief Information Officer for Memorial
                                    Sloan-Kettering Cancer Center in New York for five years.

Michael E. Prevoznik                MICHAEL E. PREVOZNIK is Corporate Vice
Corporate Vice President for        President for Legal and Compliance and
Legal and Compliance and General    General Counsel of Quest Diagnostics. Prior
Counsel of Quest Diagnostics        to joining SmithKline Beecham Clinical
                                    Laboratories in 1994 as its Chief Legal
                                    Compliance Officer, Mr. Prevoznik was with
                                    Dechert Price & Rhodes. In 1996, he became
                                    Vice President and Chief Legal Compliance
                                    Officer for SmithKline Beecham Healthcare
                                    Services, One Franklin Plaza, 200 North
                                    Street, Philadelphia PA 19102. In 1998, he was appointed Vice President, Compliance for SmithKline Beecham, assuming additional responsibilities for coordinating all compliance activities within SmithKline
                                    Beecham worldwide. Mr. Prevoznik assumed his current responsibilities with Quest
                                    Diagnostics in August 1999.

(d)               Not applicable.

Item 4.           Terms of the Transaction.

Regulation M-A
Item 1004 (a) and (c) through (f)

(a)(1)            Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Special Factors -- Background of the Merger", and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Summary - The Merger Agreement" and "Special Factors -- Background of the Merger" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Special Factors -- Background of the Merger", "Special Factors -- Purposes of the Merger" and "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.


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


(a)(2)(iv) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "The Annual Meeting -- Record Date, Voting Rights and Votes Required" and "Special Factors - Background of the Merger" is incorporated herein by reference.

(a)(2)(v)         None.

(a)(2)(vi) The information set forth under the caption "Special Factors -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth under the captions "Summary Term Sheet", "Summary -- Certain Federal Income Tax Consequences" and "Special Factors -- Certain Federal Income Tax Consequences" is incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "Certain Related Agreements -- Voting Agreement", "Certain Related Agreements -- Employment Agreements" and "Election of Directors -- Executive Compensation -- Employment Agreements" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Rights of Dissenting Shareholders", "The Annual Meeting -- Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" is incorporated herein by reference.

(e)               None.

(f)               Not applicable.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005 (a) through (c) and (e)

(a)(1), (2)       The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" and
                  "Election of Directors-- Certain Relationships and Related
                  Transactions" is incorporated herein by reference. The information set forth in MedPlus' Quarterly Report on Form
                  10-QSB for the quarterly period ended April 30, 2001 under the caption "Notes to Consolidated Financial Statements--Note (5)" and the information set forth in MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under the caption "Notes to Consolidated Financial Statements--Note
                  (14)" is incorporated herein by reference.

(b), (c) The information set forth in the Proxy Statement under the captions "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Background of the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "Certain Related Agreements - Voting Agreement" and "Certain Related Agreements - Credit Agreement" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "The Merger Agreement -- Stock Options", "The Merger Agreement -- Warrants", "Certain Related Agreements", "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors -- Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans and Proposals.

Regulation M-A
Item 1006 (b) and (c) (1) through (8)

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- The Merger Generally", "Summary -- The Merger Agreement", "The Merger Agreement -- Conversion of Securities", "The Merger Agreement -- Stock Options" and "The Merger Agreement - Warrants" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary", "The Merger Agreement" and "Special Factors -- Consequences of the Merger" is incorporated herein by reference.

Item 7.           Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors -- Background of the Merger", "Special Factors -- Purposes of the Merger" and "Special Factors -- Reasons for the Merger; Recommendations of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary-- The Merger Generally", "Summary-- Certain Federal Income Tax Consequences", "Special Factors-- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger", "Special Factors-- Consequences of the Merger", "Special Factors-- Accounting Treatment", "Special Factors-- Certain Federal Income Tax Consequences" and "The Merger Agreement" is incorporated herein by reference. In connection with the Merger, Quest Diagnostics took an approximate $1.5 million charge for the fiscal quarter ended June 30, 2001. This charge represents Quest Diagnostics' equity share of MedPlus' net loss from June 2000, when Quest Diagnostics initially acquired its shares of common stock of MedPlus.

Item 8.           Fairness of the Transaction.

Regulation M-A
Item 1014

(a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet", "Summary -- Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors -- Purposes of the Merger", "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) The information contained in the Proxy Statement under the captions "Summary Term Sheet", Summary -- Record Date for Voting; Votes Required", "The Annual Meeting -- Record Date, Voting Rights and Votes Required", "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and

                  "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Fairness of the Merger", "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(f)               Not applicable.

Item 9.           Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c) The Filing Persons received no reports, opinions or appraisals from an outside party that is materially related to the merger. The fairness opinion of KPMG Consulting, Inc., financial advisor to the special committee of MedPlus' board of directors, is attached to the Proxy Statement as Appendix C and is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary-- Opinion of Financial Advisor", "Special Factors-- Background of the Merger", "Special Factors-- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.          Source and Amount of Funds or Other Consideration.

Regulation M-A
Item 1007

(a) The information set forth in the Proxy Statement under the caption "Special Factors -- Sources and Amount of the Merger Consideration" is incorporated herein by reference.

(b)               None.

(c) The information set forth in the Proxy Statement under the caption "Special Factors -- Expenses and Fees" is incorporated herein by reference. The expenses of Quest Diagnostics in connection with the Merger are its outside legal expenses and disbursements, which are estimated to be $350,000.

(d)(1)-(2)        Not applicable.

Item 11.          Interest in Securities of MedPlus.

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)               Not applicable.

Item 12.          The Solicitation or Recommendation.

Regulation M-A
Item 1012 (d) and (e)

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" "Summary -- Interest of Certain Persons in the Merger", "The Annual Meeting -- Record Date, Voting Rights and Votes Required", "Special Factors -- Interests of Certain Persons in the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "The Annual Meeting --Record Date, Voting Rights and Votes Required" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

Item 13.          Financial Statements.

Regulation M-A
Item 1010 (a) through (b)

(a) The information set forth MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under Item 7 "Financial Statements" and the information set forth in MedPlus' Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2001 under Part 1 "Financial Information" is incorporated herein by reference. The information set forth in the Proxy Statement under the caption "Selected Historical Financial Information" is incorporated herein by reference.

(b)               Not applicable.

Item 14.          Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a) The information set forth in the Proxy Statement under the caption "The Annual Meeting -- Solicitation of Proxies" is incorporated herein by reference.

(b)               Not applicable.

Item 15.          Additional Information.

Regulation M-A
Item 1011

(b)               None.

Item 16.          Exhibits.

Regulation M-A
Item 1016 (a) through (d), (f) and (g)

(a) (3) Definitive Proxy Statement on Schedule 14A of MedPlus, Inc., as filed with the SEC on September 21, 2001, is incorporated herein by reference.

(b)               Not applicable.

(c) Fairness Opinion of KPMG Consulting, Inc. attached as Appendix C to the Proxy Statement is incorporated herein by reference.

(d)(1) Agreement and Plan of Merger, dated as of April 25, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc. and Letter Agreement, dated September 17, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc., both attached as Appendix A to the Proxy Statement are incorporated herein by reference.

(d)(2) Voting Agreement, dated as of April 25, 2001, among Quest Diagnostics Incorporated, Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philips S. Present II, attached as Appendix D to the Proxy Statement is incorporated herein by reference.

(f) Section 1701.85 of the Ohio Revised Code attached as Appendix B of the Proxy Statement is incorporated herein by reference.

(g)               Not applicable.

---------------------------

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        QUEST DIAGNOSTICS INCORPORATED



                                        By  /s/  LEO C. FARRENKOPF, JR.
                                            ------------------------------------
                                            Name:   Leo C. Farrenkopf, Jr.
                                            Title:  Vice President and Secretary


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Q-M MERGER SUB, INC.



                                        By  /s/  LEO C. FARRENKOPF, JR.
                                            ------------------------------------
                                            Name:    Leo C. Farrenkopf, Jr.
                                            Title:   Secretary


Dated:  September 21, 2001

EXHIBIT INDEX

Exhibit No.

(a)(3) Definitive Proxy Statement on Schedule 14A of MedPlus, Inc., as filed with the SEC on September 21, 2001, is incorporated herein by reference.

(c) Fairness Opinion of KPMG Consulting, Inc. attached as Appendix C to the Proxy Statement is incorporated herein by reference.

(d)(1) Agreement and Plan of Merger, dated as of April 25, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc. and Letter Agreement, dated September 17, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc., both attached as Appendix A to the Proxy Statement are incorporated herein by reference.

(d)(2) Voting Agreement, dated as of April 25, 2001, among Quest Diagnostics Incorporated, Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philips S. Present II, attached as Appendix D to the Proxy Statement is incorporated herein by reference.

(f) Section 1701.85 of the Ohio Revised Code attached as Appendix B of the Proxy Statement is incorporated herein by reference.